

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Via E-mail
Gabi Seligsohn
Chief Executive Officer
Kornit Digital Ltd.
12 Ha`Amal Street, Afek Park,
Rosh-Ha`Ayin 4809246, Israel

> **Re:** **Kornit Digital Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 10, 2014**
> **CIK No. 0001625791**

Dear Mr. Seligsohn:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

This prospectus includes statistical data…, page i

1.   Please tell us whether you commissioned any of the third-party data disclosed in your registration statement. Also, please provide us a copy of the Pira report that you mention in the first full paragraph and the third bullet point on page 2.

Summary Consolidated Financial Data, page 6

2.   Refer to footnotes (3) and (4). You disclose that you plan to make a one-time payment to your controlling shareholder, Fortissimo Capital, in connection with the termination of the existing management services agreement with Fortissimo upon the consummation of the offering. With respect to your presentation of pro forma per share data here and on page 33, please tell us how you considered this distribution under SAB Topic 1.B.3.

3. Further, as we note no disclosure with respect to the one-time payment to Fortissimo in your disclosure on page 27 for Use of Proceeds, page 29 for Capitalization, and page 30 for Dilution, please explain to us why the disclosures in these sections do not include a discussion of the payment and, where applicable, show its impact. Refer to Item 4(a) of Form F-1 and Items 3 and 9 of Form 20-F.

4. We note that you include summary information for your pro forma as adjusted balance sheet. Please tell us why you do not also show your summary pro forma balance sheet so that the impact of the offering adjustments may be clearly distinguished from the impact of the conversion of your preferred stock.

We are subject to extensive environmental, health and safety laws…, page 13

5. Please clarify why these "laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation." For example, it is unclear whether you have identified material non-compliance or have not conducted required inquiries to ascertain compliance.

Future sales…, page 19

6. If the lock-up period could be waived, please revise to clarify.

We are an "emerging growth company"…, page 22

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 27

8. Please disclose the amount of proceeds that you currently intend to use for each of the purposes mentioned in the second sentence of the third paragraph.

9. We note your restriction in the third sentence of the third paragraph to "probable" material acquisitions. Please tell us about the status of discussions of any other material acquisitions.

Capitalization, page 29

10. Since cash and cash equivalents is not a component of capitalization, please revise the disclosure to remove the amount of your cash and cash equivalents from your total capitalization in each column. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Dilution, page 30

11.   In the first paragraph, you discuss your pro forma consolidated net tangible book value
        per ordinary share as of September 30, 2014. In the table, you show net tangible book
        value per ordinary share as of September 30, 2014. That is, the table appears to reflect
        the historical amount, and the narrative discusses the pro forma amount. Please revise the
        table to be consistent with your narrative and show pro forma consolidated net tangible
        book value per ordinary share, or explain to us why you believe the current presentation
        results in a disclosure of the amount of immediate dilution resulting from the offering as
        of September 30, 2014. Refer to Item 4(a) of Form F-1 and Item 9.E of Form 20-F.

Comparison of Period to Period Results of Operations, page 39

12.   Please tell us the relative growth rate in revenue from sales of systems versus
        consumables in the periods presented. Also, tell us the extent of the trade-ins mentioned
        on page F-13. Provide us your analysis of whether this information must be disclosed in
        your prospectus.

Cost of Revenues and Gross Profit, page 40

13.   Please revise to quantify the material factors that impacted your results of operation for
        the nine months ended September 30, 2014 compared to the nine months ended
        September 30, 2013.

Taxes on Income, page 42

14.   Please clarify how the subsidiaries changed from "operating on a cost-plus basis to a low-
        cost distributor basis."

Liquidity and Capital Resources, page 43

15.   Please describe the financial covenant to which you refer in the second full paragraph on
        page 44. Also, please provide us your analysis of whether you must file as exhibits to
        your registration statement the credit lines to which you refer.

Share-Based Compensation, page 47

16.   When pricing information for this offering is available, please tell us the significant
        reasons for any material differences between your last fair value determination and the
        midpoint of the estimated IPO price range. We will delay our assessment of your
        response pending inclusion of the estimated IPO price in the filing.

Quantitative and Qualitative Disclosure about Market Risk, page 50

17.   We note that 18 percent of your revenues were denominated in Euros. Please provide an explanation for why you have not included foreign currency sensitivity analysis disclosure for the exchange rate of the Euro to the Israeli shekel or Unites States dollar.

DTG Systems, page 59

18.   We note your disclosure regarding compatibility with a wide range of fabrics and your disclosure regarding expanding the range of fabrics. Please clarify the extent of any material fabric limitations with your current products.

Vulcan, page 60

19.   Please clarify the difference between the Vulcan system and the other high throughput systems that you identify in the chart on page 59.

Intellectual Property, page 63

20.   We note your references to licenses on pages 16, 45, F-18 and in the last paragraph of this section. Please disclose the scope and term of the licenses, and provide us your analysis of whether the licenses must be filed as exhibits to this registration statement.

Property and Infrastructure, page 64

21.   Please provide the productive capacity and extent of utilization for this manufacturing facility as required by Item 4.D of Form 20-F.

Management, page 67

22.   Please disclose the business of Yahel (Nur Group) Holdings, Ltd.

Compensation of Executive Officers and Directors, page 83

23.   Please tell us on what authority you rely to exclude "relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry."

24.   We note your disclosure on page 78 that director compensation requires shareholder approval. Please tell us on what authority you exclude that compensation information from your prospectus. See Item 6.B of Form 20-F.

Principal Shareholders, page 86

25.   Please provide all disclosure required by the last sentence of Form 20-F Item 6.E.1 for all
        persons listed in Item 6.B.

Access to Corporate Records, page 93

26.   In an appropriate section of your document, please provide the disclosure required by
        Item 10.H of Form 20-F.

Taxation and Israeli Government Programs Applicable to Our Company, page 100

27.   Please replace vague disclosure – like your reference to "conditions stipulated" in statutes
        mentioned in the third-to-last paragraph on page 101 and "certain tax benefits" in the
        penultimate paragraph on page 101 – with specific disclosure regarding the material
        conditions and benefits affecting you and the magnitude of those benefits.

U.S. and Israeli Tax Consequences for Our Shareholders, page 103

28.   Please reconcile the first sentence of this section with Item 10.E of Form 20-F. Please
        also apply this comment to the first sentence of the last paragraph on page 109. Also,
        please revise your caption, "Certain Israeli Tax Consequences," to clarify, if true, that
        you have disclosed all material consequences.

29.   Please explain the tax consequences mentioned in the first paragraph on page 25.

Sale, Exchange, Redemption…, page 106

30.   Please clarify the relevance of your references in the second paragraph to translating the
        amount paid or realized given your disclosure on the prospectus cover to selling at a price
        established in United States dollars.

Passive Foreign Investment Company Considerations, page 107

31.   Please update the last paragraph on page 107.

Underwriting, page 110

32.   Please provide a reasonably itemized statement of the major categories of expenses
        incurred in connection with the issuance of these securities as required by Item 9.F.2 and
        Instruction to Item 9.F of Form 20-F.

Stamp Taxes, page 112

33.   Please clarify whether the disclosure in this section and the section captioned "Selling Restrictions" on page 113 apply to United States investors.

Other Relationships, page 112

34.   Please provide more specific disclosure regarding the nature and terms of your relationships with the underwriters mentioned in the last sentence of the first paragraph.

Enforceability of Civil Liabilities, page 115

35.   Please include discussion of all material jurisdictions, as applicable.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

36.   Please request your auditors to tell us why they did not refer to your consolidated statements of income in the first sentence of the report.

Note 2. Significant Accounting Policies

d. Unaudited pro forma shareholders' equity, page F-11

37.   You show a pro forma adjustment to reflect the automatic conversion of your preferred shares into ordinary shares upon a qualified IPO here and elsewhere in the document. Please tell us whether or not you believe it is probable that the proposed initial public offering will meet the requirements to be a qualified IPO. Refer to Rule 11-01(a)(8) of Regulation S-X.

h. Inventories, page F-12

38.   With respect to your inventory write-offs, please tell us how you consider other circumstances that may provide evidence that the utility of the goods, in their disposal in the ordinary course of business, will be less than cost due to circumstances such as changes in price levels. Please refer to FASB ASC 330-10-35-1.

k. Revenue Recognition, page F-13

39.   On page 36, you disclose that you recognize revenues net of sales commissions and returns. On page 38, you disclose that sales and marketing expenses include sales-based commissions. In your revenue recognition accounting policy on page F-13, you do not disclose that you recognize revenues net of sales commissions. Please reconcile and

revise as necessary. To the extent that you do record revenues net of sales commissions, please provide us with your analysis under U.S. GAAP for this policy.

Note 7. Other Payables and Accrued Expenses, page F-20

40.   You disclose total amounts due to government authorities of $1.0 million, $1.7 million, and $0.6 million as of December 31, 2012, December 31, 2013, and September 30, 2014, respectively. Please tell us the nature of the significant components of these amounts.

Note 8. Commitments and Contingent Liabilities

b. Charges, page F-21

41.   On page F-21, you disclose that the company has a credit line of $2 million. On page F-31, you disclose that you obtained a new credit line for $2 million in November 2014. On page 44, you disclose that as of December 1, 2014, you had credit lines up to $3 million. Please reconcile and revise these disclosures as necessary to clarify. Further, please revise this note to include the significant terms of the credit lines, such as the term and interest rates. Refer to FASB ASC 470-10-50-5.

Exhibits

42.   We note the footnote in your exhibit index indicating an intention to provide only an English summary of an agreement for which you intend to seek confidential treatment. Please note the requirements in Rule 403(c)(2)(vii) to provide an English translation of such documents.

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Colin J. Diamond, Esq.
                        White & Case LLP